                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEETS
                    AT AND AS OF SEPTEMBER 30, 2003 AND 2002
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)

                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 S                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
 1     TOTAL ASSETS                                     13,730,960     100%      13,973,778     100%

 2     CURRENT ASSETS                                    6,961,740      51%       7,284,945      52%
 3     CASH AND SHORT-TERM INVESTMENTS                   3,004,292      22%       1,848,974      13%
 4     ACCOUNTS RECEIVABLE (NET)                           763,672       6%       2,185,870      16%
 5     OTHER ACCOUNTS RECEIVABLE                           723,265       5%       1,037,938       7%
 6     INVENTORIES                                       2,470,511      18%       2,212,163      16%
 7     OTHER CURRENT ASSETS
 8     LONG-TERM ASSETS                                  1,639,212      12%       1,190,668       9%
 9     ACCOUNTS RECEIVABLE (NET)
10     INVESTMENT IN SHARES OF NON-CONSOLIDATED
       SUBSIDIARIES AND AFFILIATES                       1,639,212      12%       1,190,668       9%
11     OTHER
12     PROPERT, PLANT AND EQUIPMENT                      3,315,020      24%       3,654,128      26%
13     PROPERTIES                                        3,179,788      23%       3,291,152      24%
14     MACHINERY AND INDUSTRIAL EQUIPMENT                  313,159       2%         409,366       3%
15     OTHER EQUIPMENT                                   3,199,354      23%       3,784,713      27%
16     ACCUMULATED DEPRECIATION                         (3,377,281)    -25%       (3,831,103)   -27%
17     CONSTRUCTION IN PROGRESS                                          0%
18     DEFERRED ASSETS (NET)                             1,286,889       9%       1,395,784      10%
19     OTHER ASSETS                                        528,099       4%         448,253       3%

20     TOTAL LIABILITIES                                 7,864,411     100%       8,420,494     100%

21     CURRENT LIABILITIES                               3,474,724      44%       3,639,011      43%
22     SUPPLIERS                                         2,123,361      27%       1,449,654      17%
23     BANK DEBT                                           416,990       5%       1,445,606      17%
24     STOCK MARKET LOANS                                  600,695
25     PAYABLE TAXES                                        28,292       0%         124,590       1%
26     OTHER CURRENT LIABILITIES                           305,386       4%         619,161       7%
27     LONG-TERM LIABILITIES                             3,044,643      39%       3,788,861      45%
28     BANK DEBT                                           857,834
29     STOCK MARKET LOANS                                3,033,250      39%       2,903,435      34%
30     OTHER DEBT                                           11,393       0%          27,592       0%
31     DEFERRED CREDITS                                  1,275,369      16%         918,385      11%
32     OTHER LIABILITIES                                    69,675       1%          74,237       1%

33     CONSOLIDATED STOCKHOLDERS' EQUITY                 5,866,549     100%       5,553,284     100%

34     MINORITY STOCKHOLDERS                                65,398       1%         144,971       3%
35     MAJORITY STOCKHOLDERS                             5,801,151      99%       5,408,313      97%
36     CONTRIBUTED CAPITAL                               1,790,097      31%       2,046,215      37%
38     CAPITAL STOCK (NOMINAL)                             552,221       9%         542,203      10%
38     CAPITAL STOCK (RESTATEMENT)                         118,130       2%         128,069       2%
39     PAID-IN CAPITAL                                   1,119,746      19%       1,375,943      25%
40     CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41     GAINED CAPITAL                                    4,011,054      68%       3,362,098      61%
42     RETAINED EARNINGS AND CAPITAL RESERVES            6,724,604     115%       6,828,199     123%
43     RESERVE FOR REPURCHASE OF SHARES                    579,650      10%         329,768       6%
44     GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS      (4,016,908)    -68%       (3,499,775)   -63%

45     NET INCOME FOR THE PERIOD                           723,708      12%        (296,094)     -5%

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                           CONSOLIDATED BALANCE SHEETS
                             MAIN CONCEPTS BREAKDOWN
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)

                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 S                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----

 3     CASH AND SHORT-TERM INVESTMENTS                   3,004,292     100%       1,848,974     100%
46     CASH                                                231,576       8%         225,981      12%
47     SHORT-TERM INVESTMENTS                            2,772,716      92%       1,622,993      88%

18     DEFERRED ASSETS (NET)                             1,286,889     100%       1,395,784     100%
48     CAPITALIZED EXPENSES                                              0%                       0%
49     GOODWILL                                          1,286,889     100%       1,395,784     100%
50     DEFERRED TAXES                                                    0%                       0%
51     OTHER                                                             0%                       0%

21     CURRENT LIABILITIES                               3,474,724     100%       3,639,011     100%
52     DENOMINATED IN FOREING CURRENCY                     385,330      11%       1,769,322      49%
53     DENOMINATED IN MEXICAN PESOS                      3,089,394      89%       1,869,689      51%

24     STOCK MARKET LOANS                                  600,695     100%              --     100%
54     COMMERCIAL PAPER                                    600,695       0%                       0%
55     MEDIUM-TERM NOTES                                                 0%                       0%
56     CURRENT PORTION OF LONG-TERM DEBT                                 0%                       0%

26     OTHER CURRENT LIABILITIES                           305,386     100%         619,161     100%
57     INTEREST BEARING CURRENT LIABILITIES                 39,292      13%         198,213      32%
58     NON-INTEREST BEARING CURRENT LIABILITIES            266,094      87%         420,948      68%

27     LONG-TERM LIABILITIES                             3,044,643     100%       3,788,861     100%
59     DENOMINATED IN FOREING CURRENCY                   3,044,643     100%       3,788,861     100%
60     DENOMINATED IN MEXICAN PESOS                           --         0%                       0%

29     STOCK MARKET LOANS                                3,033,250     100%       2,903,435     100%
61     BONDS                                             3,033,250     100%       2,903,435       0%
62     MEDIUM-TERM NOTES                                                 0%                       0%

30     OTHER DEBT                                           11,393     100%          27,592     100%
63     INTEREST BEARING CURRENT LIABILITIES                 11,393     100%          27,592     100%
64     NON-INTEREST BEARING CURRENT LIABILITIES                          0%                       0%

31     DEFERRED CREDITS                                  1,275,369     100%         918,385     100%
65     NEGATIVE GOODWILL                                     2,170       0%           6,493       1%
66     DEFERRED TAXES                                      887,150      70%         645,594      70%
67     OTHER                                               386,049      30%         266,298      29%

32     OTHER LIABILITIES                                    69,675     100%          74,237     100%
68     RESERVES                                             56,116      81%          53,326      72%
69     OTHER                                                13,559      19%          20,911      28%

44     GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS      (4,016,908)    100%      (3,499,775)    100%
70     MONETARY POSITION ACCUMULATED EFFECT                              0%                       0%
71     GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS      (4,016,908)    100%      (3,499,775)    100%

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENTS
                                OTHER INFORMATION
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)


                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 S                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
72     WORKING CAPITAL                                    3,487,016                 3,645,934
73     PENSION FUND AND SENIORITY PREMIUM RESERVE            56,116                    53,326
74     EXECUTIVES (*)                                           106                       100
75     EMPLOYEES (*)                                         20,114                    16,475
76     WORKERS (*)                                               --                        --
77     OUTSTANDING SHARES (*)                           239,596,245               235,249,460
78     REPURCHASED SHARES (*)                             5,486,940                13,931,678

         (*) THESE CONCEPTS ARE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                          CONSOLIDATED INCOME STATEMENT
                 FROM JANUARY 1st TO SEPTEMBER 30, 2003 AND 2002
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)


                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 R                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
 1     NET SALES                                        12,464,946     100%       11,959,493    100%
 2     COST OF GOODS SOLD                                7,556,518      61%        6,876,158     57%
 3     GROSS PROFIT                                      4,908,428      39%        5,083,335     43%
 4     OPERATING EXPENSES                                3,249,522      26%        3,604,954     30%
 5     OPERATING INCOME                                  1,658,906      13%        1,478,381     12%
 6     COMPREHENSIVE FINANCING RESULT                      652,942       5%          770,968      6%
 7     INCOME AFTER COMPREHENSIVE FINANCING RESULT       1,005,964       8%          707,413      6%
 8     OTHER FINANCIAL OPERATIONS
 9     PRE-TAX INCOME                                    1,005,964       8%          707,413      6%
10     RESERVE FOR TAXES AND EMPLOYEES' STATUTORY
       PROFIT SHARING                                      304,490       2%          456,864      4%
11     INCOME BEFORE EQUITY IN INCOME OF NON-
       CONSOLIDATED SUBSIDIARIES AND AFFILIATES            701,474       6%          250,549      2%
12     EQUITY IN INCOME OF NON-CONSOLIDATED
       SUBSIDIARIES AND AFFILIATES                          23,775       0%         (185,891)    -2%
13     INCOME FROM CONTINUING OPERATIONS                   725,249       6%           64,658      1%
14     DISCONTINUED OPERATIONS                             324,370       3%
15     INCOME BEFORE EXTRAORDINARY ITEMS                   725,249       6%         (259,712)    -2%
16     EXTRAORDINARY ITEMS - NET                            27,132
17     NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18     NET CONSOLIDATED INCOME                             725,249       6%         (286,844)    -2%
19     INCOME OF MINORITY STOCKHOLDERS                       1,541       0%            9,250      0%
20     INCOME OF MAJORITY STOCKHOLDERS                     723,708       6%         (296,094)    -2%

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                          CONSOLIDATED INCOME STATEMENT
                             MAIN CONCEPTS BREAKDOWN
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)


                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 R                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
 1     NET SALES                                         12,464,946    100%       11,959,493    100%
21     DOMESTIC                                          11,447,744     92%       11,144,071     93%
22     FOREIGN                                            1,017,202      8%          815,422      7%
23     FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)         92,221                   77,233

 6     COMPREHENSIVE FINANCING RESULT                       652,942    100%          770,968    100%
24     INTEREST EXPENSE                                     581,467     89%          482,672     63%
25     EXCHANGE LOSS                                        227,656     35%          453,141     59%
26     INTEREST INCOME                                     (105,484)   -16%          (90,044)   -12%
27     EXCHANGE GAIN                                                     0%                       0%
28     GAIN ON NET MONETARY POSITION                        (50,697)    -8%          (74,801)   -10%

 8     OTHER FINANCIAL OPERATIONS                                --                      --
29     OTHER EXPENSES (INCOME) - NET
30     (PROFIT) LOSS ON SALE OF SHARES
31     (PROFIT) LOSS ON SALE OF SHORT-TERM
       INVESTMENTS

10     RESERVE FOR TAXES AND EMPLOYEES' STATUTORY           304,490    100%          456,864    100%
       PROFIT SHARING
32     INCOME TAX                                            65,011     21%           58,677     13%
33     DEFERRED INCOME TAX                                  239,479     79%          398,187     87%
34     EMPLOYEES' STATUTORY PROFIT SHARING                               0%                       0%
35     DEFERRED EMPLOYEES' STATUTORY PROFIT SHARING                      0%                       0%

         (***) THOUSANDS OF U.S. DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                          CONSOLIDATED INCOME STATEMENT
                                OTHER INFORMATION
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)

                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 R                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
36     TOTAL SALES                                      12,464,946               11,959,493
37     NET INCOME FOR THE PERIOD (**)                      191,209                  167,649
38     NET SALES (**)                                   17,462,540               16,711,986
39     OPERATING INCOME (**)                             2,492,124                2,107,671
40     INCOME OF MAJORITY STOCKHOLDERS (**)              1,101,501                  253,263
41     CONSOLIDATED NET INCOME (**)                      1,086,165                  265,477

         (***) LAST TWELVE MONTHS INFORMATION

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                     QUARTERLY CONSOLIDATED INCOME STATEMENT
                   FOM JULY 1st TO SEPTEMBER 30, 2003 AND 2002
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)

                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 R                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
    1    NET SALES                                      3,859,939      31%        3,740,447      31%
    2    COST OF GOODS SOLD                             2,413,921      19%        2,055,436      17%
    3    GROSS PROFIT                                   1,446,018      12%        1,685,011      14%
    4    OPERATING EXPENSES                               939,161       8%        1,210,493      10%
    5    OPERATING INCOME                                 506,857       4%          474,518       4%
    6    COMPREHENSIVE FINANCING RESULT                   145,997       1%          236,192       2%
    7    INCOME AFTER COMPREHENSIVE FINANCING RESULT      360,860       3%          238,326       2%
    8    OTHER FINANCIAL OPERATIONS
    9    PRE-TAX INCOME                                   360,860       3%          238,326       2%
   10    RESERVE FOR TAXES AND EMPLOYEES' STATUTORY
         PROFIT SHARING                                    86,226       1%          163,933       1%
   11    INCOME BEFORE EQUITY IN INCOME OF NON-
         CONSOLIDATED SUBSIDIARIES AND AFFILIATES         274,634       2%           74,393       1%
   12    EQUITY IN INCOME OF NON-CONSOLIDATED
         SUBSIDIARIES AND AFFILIATES                       27,226       0%          (60,970)     -1%
   13    INCOME FROM CONTINUING OPERATIONS                301,860       2%           13,423       0%
   14    DISCONTINUED OPERATIONS                                                    243,111       2%
   15    INCOME BEFORE EXTRAORDINARY ITEMS                301,860       2%         (229,688)     -2%
   16    EXTRAORDINARY ITEMS - NET
   17    NET EFFECT OF CHANGES IN ACCOUNTING
         PRINCIPLES
   18    NET CONSOLIDATED INCOME                          301,860       2%         (229,688)     -2%
   19    INCOME OF MINORITY STOCKHOLDERS                       28       0%            2,743       0%
   20    INCOME OF MAJORITY STOCKHOLDERS                  301,832       2%         (232,431)     -2%

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.


                     QUARTERLY CONSOLIDATED INCOME STATEMENT
                             MAIN CONCEPTS BREAKDOWN
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)

                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 R                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
 1     NET SALES                                        3,859,939       31%       3,740,447      31%
21     DOMESTIC                                         3,474,729       28%       3,464,741      29%
22     FOREIGN                                            385,210        3%         275,706       2%
23     FOREIGN SALES EXPRESSES IN U.S. DOLLARS (***)       32,643                   25,690

 6     COMPREHENSIVE FINANCING RESULT                     145,997       22%         236,192      31%
24     INTEREST EXPENSE                                   156,384       24%         175,914      23%
25     EXCHANGE LOSS                                       64,693       10%          97,108      13%
26     INTEREST INCOME                                    (60,899)      -9%          (5,793)     -1%
27     EXCHANGE GAIN                                                     0%                       0%
28     GAIN ON NET MONETARY POSITION                      (14,181)      -2%         (31,037)     -4%

 8     OTHER FINANCIAL OPERATIONS                              --                        --
29     OTHER EXPENSES (INCOME) - NET
30     (PROFIT) LOSS ON SALE OF SHARES
31     (PROFIT) LOSS ON SALE OF SHORT-TERM
       INVESTMENTS

10     RESERVE FOR TAXES AND EMPLOYEES' STATUTORY          86,226       28%          163,933     36%
       PROFIT SHARING
32     INCOME TAX                                          25,934        9%           22,745      5%
33     DEFERRED INCOME TAX                                 60,292       20%          141,188     31%
34     EMPLOYEES' STATUTORY PROFIT SHARING                               0%                       0%
35     DEFERRED EMPLOYEES' STATUTORY PROFIT SHARING                      0%                       0%

         (***) THOUSANDS OF U.S. DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1st TO SEPTEMBER 30, 2003 AND 2002
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)


                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 C                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----

 1     CONSOLIDATED NET INCOME                            725,249                  (286,844)
 2     + ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT
       AFFECTING RESOURCES                                615,339                 1,721,125
 3     CASH FLOW FROM NET INCOME OF THE YEAR            1,340,588                 1,434,281
 4     CASH FLOW FROM CHANGES IN WORKING CAPITAL          104,978                  (824,797)
 5     CASH GENERATED BY (USED ON) OPERATING
       ACTIVITIES                                       1,445,566                   609,484
 6     CASH FLOW FROM EXTERNAL FINANCING                 (829,460)                 (162,936)
 7     CASH FLOW FROM INTERNAL FINANCING                 (146,569)                 (211,922)
 8     CASH GENERATED BY (USED ON) FINANCING
       ACTIVITIES                                        (976,029)                 (374,858)
 9     CASH GENERATED BY (USED ON) INVESTING
       ACTIVITIES                                        (612,440)                 (454,759)
10     NET INCREASE (DECREASE) IN CASH AND CASH
       EQUIVALENTS                                       (142,903)                 (220,133)
11     CASH AND CASH EQUIVALENTS AT BEGINNING OF
       PERIOD                                           3,147,195                 2,069,107
12     CASH AND CASH EQUIVALENTS AT END OF PERIOD       3,004,292                 1,848,974

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1st TO SEPTEMBER 30, 2003 AND 2002
       (Thousands of Mexican Pesos of September 30, 2003 purchasing power)


                                                         3rd QUARTER 2003         3rd QUARTER 2002
REF                                                     -------------------      -------------------
 C                   CONCEPTS                             AMOUNT        %          AMOUNT        %
---                  --------                           ----------    -----      ----------    -----
 2     + ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT
       AFFECTING RESOURCES                                615,339                 1,721,125
13     DEPRECIATION AND AMORTIZATION OF THE PERIOD        583,342                   573,594
14     INCREASE (DECREASE) IN IN PENSION FUND AND
       SENIORITY PREMIUM RESERVE                           (1,541)                   (8,043)
15     EXCHANGE (GAIN) LOSSES
16     NET INCOME (EXPENSE) FROM RESTATEMENT OF
       ASSETS AND LIABILITIES
17     OTHER ITEMS                                         33,538                 1,155,574

 4     CASH FLOW FROM CHANGES IN WORKING CAPITAL          104,978                  (824,797)
18     (INCREASE) DECREASE IN ACCOUNTS RECEIVABLE       1,128,842                 1,000,758
19     (INCREASE) DECREASE IN INVENTORIES                 364,745                   755,946
20     (INCREASE) DECREASE IN LONG-TERM ACCOUNTS
       RECEIVABLE AND OTHER ASSETS                         60,393                  (373,933)
21     INCREASE (DECREASE) IN SUPPLIERS                  (730,503)               (1,156,987)
22     INCREASE (DECREASE) IN OTHER LIABILITIES          (718,499)               (1,050,581)

 6     CASH FLOW FROM EXTERNAL FINANCING                 (829,460)                 (162,936)
23     SHORT-TERM BANK DEBT AND STOCK MARKET LOANS       (156,360)                  573,967
24     LONG-TERM BANK DEBT AND STOCK MARKET LOANS        (754,647)                 (254,050)
25     DIVIDENDS RECEIVED
26     OTHER FINANCING                                    143,373                  (401,148)
27     ( - ) BANK DEBT AMORTIZATION
28     ( - ) STOCK MARKET LOANS AMORTIZATION
29     ( - ) OTHER FINANCING                              (61,826)                  (81,705)

 7     CASH FLOW FROM INTERNAL FINANCING                 (146,569)                 (211,922)
30     INCREASE (DECREASE) IN CAPITAL STOCK                    82                       191
31     PAID DIVIDENDS                                    (185,262)                 (159,971)
32     PAID-IN CAPITAL                                     38,611                   (52,142)
33     CONTRIBUTIONS FOR FUTURE CAPITAL STOCK
       INCREASES

 9     CASH GENERATED BY (USED ON) INVESTING
       ACTIVITIES                                        (612,440)                 (454,759)
34     (INCREASE) DECREASE IN PERMANENT INVESTMENTS      (431,718)                 (152,979)
35     ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT      (180,722)                 (301,780)
36     INCREASE IN CONSTRUCTION IN PROGRESS
37     SALE OF PERMANENT INVESTMENTS
38     SALE OF FIXED ASSETS
39     OTHER ITEMS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                                FINANCIAL RATIOS
                        CONSOLIDATED FINANCIAL STATEMENTS



REF
 P                   CONCEPTS                            3rd QUARTER 2003         3rd QUARTER 2002
---                  --------                            ----------------        ----------------
         YIELD
    1    NET INCOME TO NET SALES                             5.82 %                    (2.40)%
    2    NET INCOME TO STOCKHOLDERS' EQUITY (**)            18.99 %                     4.68 %
    3    NET INCOME TO TOTAL ASSETS (**)                     7.91 %                     1.90 %
    4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME        225.97 %                    12.47 %
    5    INCOME DUE TO GAIN ON NET MONETARY POSITION         6.99 %                   (26.08)%

         ACTIVITY
    6    NET SALES TO TOTAL ASSETS (**)                      1.27 times                 1.20 times
    7    NET SALES TO FIXED ASSETS (**)                      5.27 times                 4.57 times
    8    INVENTORY TURNAROUND (**)                           4.13 times                 3.99 times
    9    RECEIVABLES TURNAROUND                                14 days                    43 days
   10    INTEREST EXPENSE TO TOTAL INTEREST BEARING
         LIABILITIES (**)                                   22.54 %                    17.37 %

         LEVERAGE
   11    TOTAL LIABILITIES TO TOTAL ASSETS                  57.28 %                    60.26 %
   12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY           1.34 times                 1.52 times
   13    FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS       43.61 %                    66.01 %
   14    LONG-TERM LIABILITIES TO FIXED ASSETS              91.84 %                   103.69 %
   15    OPERATING INCOME TO INTEREST EXPENSE                2.85 times                 3.06 times
   16    NET SALES TO TOTAL LIABILITIES (**)                 2.22 times                 1.98 times

         LIQUIDITY
   17    CURRENT ASSETS TO CURRENT LIABILITIES               2.00 times                 2.00 times
   18    CURRENT ASSETS LESS INVENTORIES TO CURRENT
         LIABILITIES                                         1.29 times                 1.39 times
   19    CURRENT ASSETS TO TOTAL LIABILITIES                 0.89 times                 0.87 times
   20    CASH TO CURRENT LIABILITIES                        86.46 %                    50.81 %

         CASH FLOW
   21    CASH FLOW FROM NET INCOME TO NET SALES             10.75 %                    11.99 %
   22    CASH FLOW FROM CHANGES IN WORKING CAPITAL
         TO NET SALES                                        0.84 %                    (6.90)%
   23    CASH GENERATED BY (USED IN) OPERATING
         ACTIVITIES TO INTEREST EXPENSE                      2.49 times                 1.26 times
   24    EXTERNAL FINANCING TO CASH GENERATED BY
         (USED ON) FINANCING ACTIVITIES                     84.98 %                    43.47 %
   25    INTERNAL FINANCING TO CASH GENERATED BY
         (USED ON) FINANCING ACTIVITIES                     15.02 %                    56.53 %
   26    ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT
         TO CASH GENERATED BY (USED IN) INVESTING
         ACTIVITIES                                         29.51 %                    63.36 %


         (**) LAST TWELVE MONTHS INFORMATION

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                                 PER SHARE DATA
                        CONSOLIDATED FINANCIAL STATEMENTS


REF
 D                   CONCEPTS                            3rd QUARTER 2003        3rd QUARTER 2002
---                  --------                            ----------------        ----------------
 1     BASIC EARNINGS PER COMMON SHARE (**)                 4.54                       1.09
 2     BASIC EARNINGS PER PREFERENT SHARE (**)                --                         --
 3     DILUTED EARNINGS PER COMMON SHARE (**)                 --                         --
 4     EARNINGS PER COMMON SHARE FROM CONTINUING
       OPERATIONS (**)                                      4.52                       2.65
 5     EFFECT OF DISCONTINUED OPERATIONS  ON                                     .
       EARNINGS PER COMMON SHARE (**)                       0.02                      (1.45)
 6     EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS
       PER COMMON SHARE (**)                                  --                      (0.11)
 7     EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
       ON EARNINGS PER COMMON SHARE (**)                      --                         --
 8     BOOK VALUE PER SHARE                                 4.21                      22.99
 9     ACCUMULATED CASH DIVIDEND PER COMMON SHARE           0.78                       0.63
10     DIVIDEND IN SHARES PER COMMON SHARE                    -- shares                  -- shares
11     MARKET PRICE TO BOOK VALUE                           1.57 times                 1.44 times
12     MARKET PRICE TO BASIC EARNINGS PER COMMON
       SHARE (**)                                           8.39 times                30.43 times
13     MARKET PRICE TO BASIC EARNINGS PER PREFERENT
       SHARE (**)                                             -- times                   -- times


         (**) LAST TWELVE MONTHS INFORMATION

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                         CHIEF EXECUTIVE OFFICER REPORT

                                     ANNEX 1

         3Q Retail Sales Increase 27% to Ps. 3.6 Billion

         -- Banco Azteca's Net Deposits Surpass Ps. 6 Billion, Completely Funding Its Credit Portfolio --

         -- Net Debt Declines 69% YoY --


         Highlights:

         3Q03 Retail Sales rose 27% YoY to Ps. 3.6 billion from Ps. 2.9 billion in 3Q02 due to an outstanding performance among all our three store formats Elektra, Salinas y Rocha and Bodega de Remates, which sales rose 26%, 21% and 58% year-over-year, respectively.

         Despite a 14% YoY decline in total gross profit, a 26% YoY decline in SG&A expenses resulted in an EBITDA of Ps. 694 million, in line with EBITDA of Ps. 693 million in 3Q02. Pro-forma EBITDA including our net participation in Banco Azteca's results under the equity method rose 7% to Ps. 738 million in 3Q03 from Ps. 693 million in 3Q02.

         Banco Azteca's net deposits surpassed Ps. 6 billion, totally funding its Ps. 4.4 billion outstanding gross credit portfolio. Net deposits reported at the end of 3Q03 represent an 84% quarter-on-quarter increase and more than fourteen times the initial net deposits.

         Net debt declined 69% YoY to Ps. 4.1 billion in 3Q03 from Ps. 5.4 billion in 3Q02.

         Mexico City, October 23, 2003 -Grupo Elektra S.A. de C.V. (NYSE:EKT,
         BMV: ELEKTRA*), Latin America's leading specialty retailer, consumer finance and banking services company, reported today financial results for the third quarter of 2003.

         Javier Sarro, Chief Executive Officer of Grupo Elektra, commented:
         "Results in our retail division during the third quarter confirmed the success of our merchandising strategy. All our store formats and most product lines in our retail division reported excellent growth. Amidst a still challenging environment for consumption in Mexico, we strengthened our leadership in the specialty retail segment. Furthermore, the turnaround in our operations in Guatemala, Honduras and Peru is remarkable as evidenced by the 54% year-on-year increase in the gross profit of this geographical unit."

         The gradual allocation of expenses into the divisions in which they are actually generated continues. This combined with the top-line growth and effective cost and expense controls of both divisions, retail and financial, confirm that they are solid, profitable businesses on its own, Mr. Sarro concluded.

         Carlos Septien, Chief Executive Officer of Banco Azteca, said: "I am very proud to announce that we are already able to completely fund our credit portfolio with net deposits, which performance is way above initial expectations. This coupled with a healthy growth in our portfolio of consumer and personal loans and adequate cost and expense controls in line with those of Grupo Elektra, have led to a positive trend in profits for Banco Azteca. In order to maintain and increase the pace of this positive trend, we will gradually broaden our current offer of quality financial products and services."

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                         CHIEF EXECUTIVE OFFICER REPORT

                                     ANNEX 1


         Our net debt declined 69% year-on-year and our financial expenses declined 17% quarter-on-quarter. This is the result of our financial strategy which main objectives are to reduce our cost of funds and foreign exchange exposure, stated Rodrigo Pliego, Chief Financial Officer of Grupo Elektra.

         3Q03 Financial Highlights:

         In response to the feedback received from market participants and in order to enhance the transparency of our reports, starting in 4Q02, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of the separated results of our retail division and of Banco Azteca.

         For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release ("triptico").

         Comments on 3Q03 results:

         Revenue

         Total revenue increased 3.2% YoY largely due to a 26.6% YoY increase in revenue of the retail division. Sales growth in this division was the result of an excellent performance across all our store formats. Revenue from Elektra, Salinas y Rocha, and Bodega de Remates store formats increased by 25.5%, 21.5% and 58.0%, respectively, on a year-on-year basis. We believe that this positive performance is due to our enhanced merchandising strategy and our focus on productive store formats. However, a 72.3% YoY decrease in revenue of the consumer finance division partially offset the positive performance of the retail division. This was due to the fact that Grupo Elektra, through its Elektrafin subsidiary, ceased to provide consumer credit in Mexico as of December 1, 2002, at which time Banco Azteca began offering consumer loans for customers of Grupo Elektra.

         Gross Profit

         In line with expectations, total gross profit decreased 14.2% YoY, as a 22.8% YoY increase in the gross profit of the retail division was more than offset by a 66.5% YoY decrease in the gross profit of the consumer finance division. This was due to the above-mentioned decline in revenue of this division. Gross margin of the retail division fell 110 basis points from 34.6% in 3Q02 to 33.5% in 3Q03 due to a more competitive pricing structure which is the cornerstone of our enhanced "Nobody Undersells Elektra" merchandising strategy. However, management believes that the increases in volume more than offset the decline in margins as evidenced by the increase in revenue of this division.

         EBITDA and Operating Profit

         Despite the decline in total gross profit, a 25.5% YoY decrease in operating expenses resulted in an EBITDA in line with that reported in 3Q02. As planned, we continued with our gradual allocation of operating expenses of Banco Azteca. Furthermore, operating expenses actually originated at the retail division remained under control.

         Operating profit increased by 6.8% YoY as depreciation and amortization expenses declined 7.1% over the same period. This was due to a 9.3% YoY decline in fixed assets, in turn due to the sale of the day-to-day operating assets to Banco Azteca during 1Q03.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                         CHIEF EXECUTIVE OFFICER REPORT

                                     ANNEX 1


         Comprehensive Cost of Financing

         Comprehensive cost of financing decreased 38.2% to Ps. 146.0 million in 3Q03 compared to Ps. 236.2 million in 3Q02. The Ps. 90.2 million YoY decrease in the cost of financing is explained by:

         A Ps. 74.6 million decrease in net interest expense coming from:

           Ps. 55.1 million higher interest income resulting from a 62.5% YoY higher cash balance, and

           Ps. 19.5 million lower interest expenses due to a 24.5% YoY lower debt with cost.

         FX losses of Ps. 64.7 million, 33.4% lower than those reported in 3Q02.

         A monetary gain of Ps. 14.2 million compared to a Ps. 31.0 million gain in 3Q02.

         Net Profit

         Our solid operating performance, coupled with the above mentioned decrease in the comprehensive cost of financing, as well as a Ps. 27.3 million gain from our equity participation in Banco Azteca, Comunicaciones Avanzadas and Afore Azteca, led to a net profit of Ps.
         301.8 million in 3Q03, compared to a Ps. 232.4 million net loss during 3Q02. Out of the Ps. 27.3 million gains recorded under the equity method, Banco Azteca's profits increased 25.1% QoQ to Ps. 47.3 million; while our participation in the 3Q03 results of CASA and Afore Azteca were losses of Ps. 17.1 million and Ps. 2.9 million, respectively.

         1.0  Retail Division

         During 3Q03 our Elektra, Salinas y Rocha and Bodega de Remates store formats reported YoY revenue increases of 25.5%, 21.5% and 58.0%, respectively. This was largely the result of our more competitive pricing strategy on cash sales through which we are effectively trying to become the cheapest price on any one region of the country, and the steady growth in consumer loans granted by Banco Azteca to customers of the retail division for credit sales.

         The turnaround in our Latin American operations (Guatemala, Honduras and Peru) was confirmed by YoY increases of 43% and 54% in revenue and gross profit of this geographical unit.

         For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release ("triptico").

         Some of the main highlights for the Retail Division include:

         Telephones (Wireless Products and Services). During 3Q03 we started to offer Iusacell's wireless products and services in our stores. Through this addition, we effectively became one of the most important distributors in Mexico, offering our customers the broadest range in this important product line, as we also offer wireless products and services of the other three largest wireless companies operating in Mexico (i.e. Telcel, Telefonica Movistar and Unefon). During 3Q03 revenue increased 71% to Ps. 223.8 million from Ps. 130.7 million in 3Q02. Meanwhile, gross profit increased 26.2% to Ps. 40.5 million in 3Q03 from Ps. 32.1 million in 3Q02.

         Western Union. The positive trend experienced in our US-Mexico electronic money transfer business accelerated during 3Q03. This was the result of our successful advertising and promotional campaigns and more competitive commissions charged by Western Union. During the quarter, we transferred the equivalent of Ps. 3.0 billion through 1.2 million transactions, representing YoY increases of 44% and 34%, respectively. These increases resulted in a 36.8% YoY revenue increase to Ps. 115.6 million

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                         CHIEF EXECUTIVE OFFICER REPORT

                                     ANNEX 1

         from Ps. 84.5 million in 3Q02. Over the same period gross profit increased 37.8% to Ps. 114.0 million from Ps. 82.7 million in 3Q02.

         Dinero Express. During 3Q03 the number of transfers and total amount transferred in our domestic electronic money transfer service increased 37% and 34% YoY to 254,000 and Ps. 969 million, respectively. As a result of these, revenue rose 41% over the same period to Ps. 72 million from Ps. 51 million in 3Q02.

         2.0 Banco Azteca Operations

         Banco Azteca reported its second consecutive profitable quarter. Net profits for 3Q03 were Ps. 47.3 million, representing a 25% QoQ increase from net profits of Ps. 37.8 million in 2Q03. This was largely the result of an extraordinary performance in net deposits, which reached Ps. 6.1 billion and already finance completely a gross credit portfolio of Ps. 4.4 billion.

         2.1 Banco Azteca (Consumer and Personal Loans) and Credimax (Consumer Loans) Combined Credit Portfolio

         The average term of the combined credit portfolio (Banco Azteca + Credimax) at the end of 3Q03 was 50 weeks, representing a one-week increase from both, the same-quarter last year and the prior quarter. We continue to offer longer credit terms (e.g. 65 weeks) for specific high-ticket items. This makes financing more attractive for our customers as they are able to meet a lower nominal weekly payment.

         At the end of 3Q03, we had a combined total of 2.658 million active credit accounts, representing a 25% increase compared to 2.128 million in 3Q02. Combined gross customer accounts receivable increased 21%, reaching Ps. 5.2 billion from Ps. 4.3 billion at the end of 3Q02. Out of these totals, Banco Azteca had almost 2.3 million active credit accounts and a Ps. 4.4 billion-credit portfolio (Ps. 3.9 billion and Ps. 0.5 billion in consumer and personal loans, respectively). The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

         2.2 Banco Azteca Guardadito Savings Accounts and Inversion Azteca Term Deposits

         Banco Azteca's net deposits maintained its extraordinary growth pace, reaching Ps. 6.1 billion at the end of 3Q03, representing an 84% QoQ increase from Ps. 3.3 billion at the end of 2Q03 and more than fourteen times the initial deposits with which it initiated operations less than a year ago. Over the quarter, the number of accounts rose by approximately 600,000 to 2.6 million and the average balance per account increased 43% from Ps. 1,619 in 2Q03 to Ps. 2,311 pesos in 3Q03.

         The average funding mix of Banco Azteca had a 3.6% cost at the end of 3Q03, 10 and 310 basis points below the cost reported at the end of 2Q03 and 1Q03, respectively.

         3.0 Balance Sheet

         For more details on our Balance Sheet please see page 3 of the attached pages to this press release ("triptico").

         Total debt with cost was Ps. 4.1 billion at the end of 3Q03, with 74% of it placed long term, compared with Ps. 5.4 billion for the year-ago period. Cash rose 63% YoY from Ps. 1.8 billion in 3Q02 to Ps. 3.0 billion in 3Q03. As a result of these changes, net debt at the end of 3Q03 was Ps. 1.1 billion, a 69% decrease compared to Ps. 3.6 billion at the end of 3Q02.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                         CHIEF EXECUTIVE OFFICER REPORT

                                     ANNEX 1


         The above figures reflect the achievement of the objectives set in our financial strategy outlined at the beginning of the year, namely to reduce our exposure to dollar-denominated liabilities and to pay off expensive debt.

         We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

         Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

         As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

         Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers' multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

         We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

         EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

         We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

         We believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt.

         EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP
         (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                     ANNEX 2

         NOTE 1 - COMPANY OPERATIONS AND DISCONTINUED OPERATIONS:

         Grupo Elektra, S. A. de C. V. (Grupo Elektra) and subsidiaries (the company) are mainly engaged in the purchase and sale, distribution, importation and exportation of consumer electronics, major appliances, household furniture, telephones and computers. A significant portion of the company's revenues arise from installment sales. Additionally, the company offers a series of complementary products and services, the most important of which are money transfer services from the United States of America to Mexico, as well as within Mexico, and extended warranty services for electronics and appliances.

         As from November 2002 and, as a result of the incorporation of Banca Azteca, S. A., Institucion de Banca Multiple (Banca Azteca), in addition to the commercial activities that Grupo Elektra has carried out through its subsidiaries, the bank and credit services rendered by Banca Azteca are recognized by the equity method.

         NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Following is a summary of significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial statements:

         a. Recognition of the effects of inflation -

         The consolidated financial statements are expressed in constant pesos of purchasing power as of September 30, 2003 and have been prepared in conformity with accounting principles generally accepted in Mexico (Mexican GAAP), in accordance with the following policies:

         - Investments in marketable securities are stated at market value.

         - Inventory and cost of sales are restated by the replacement cost method.

         - Property, furniture, equipment and investment in stores, minority investments in shares, goodwill and the components of stockholders' equity are restated by applying factors derived from the National Consumer Price Index (NCPI)

         - The gain on net monetary position represents the effects of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of the purchasing power as of the end of the most recent period.

         - The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders' equity under the caption "loss from holding nonmonetary assets".

         - The NCPI factor used to recognize the effects of inflation on the financial statements was 105.257 and 101.190 as of September 30 2003 and 2002, respectively.

         b. Presentation of the statement of income -

         To allow for better matching of revenues with the costs needed to produce them, revenues include income resulting from the

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                     ANNEX 2

         from the sale of merchandise and the accrued interest from installment sales, less the monetary loss on receivables and increased by the penalty interest.

         Additionally, the cost of sales includes the cost of merchandise sold, the cost of financing the installment sales, less the monetary gain on financing of receivables and the allowance for doubtful accounts.

         c. Principles of consolidation -

         In the accompanying consolidated financial statements, the company's investment in Banca Azteca is recorded by the equity method, considering the non-homogenous nature of Banca Azteca's operations, as well as its materiality as of September 30, 2003 Banca Azteca prepares and publicizes its financial statements, in accordance with accounting rules and practices issued by the "National Banking and Securities Commission", which in the case of Banca Azteca, are similar to accounting principles generally accepted in Mexico.

         Except for the matter mentioned in the preceding paragraph, the consolidated financial statements include the accounts of the company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

         d. Cash and cash equivalents -

         The company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

         e. Revenue recognition -

         The company recognizes revenue on the accrual basis when goods are delivered to customers. Interest and installment sales mark-up are credited to income on a straight-line basis over the life of the respective installment contracts (normally from 13 to 65 weeks).

         Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores, plus a share of the foreign exchange gain, as well as commissions paid by Elektra customers or money transfers within Mexico. Both types of commissions are recorded as the services are provided.

         Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

         Revenues from penalty interest are recorded when they are collected.

         f. Allowance for doubtful accounts -

         The company increases the allowance for doubtful accounts at the time of any installment sale by an amount equal to five percent of the cash price of the merchandise sold, plus the mark-up, less the down payment, if any. This method is based on the historical experience of the company and represents management's best estimate of losses derived from accounts

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                     ANNEX 2


         receivable. The company follows the policy of writing off all customer balances outstanding more than ninety days against the allowance for doubtful accounts.

         g. Inventories and cost of sales -

         Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.



         h. Property, furniture, equipment and investment in stores -

         Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the stores operated by the company and is restated as mentioned in Note 2a.

         Depreciation is calculated by the straight-line method, based on the estimated useful lives of the company's fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

         i. Investments in shares -

         The investment in Comunicaciones Avanzadas, S. A. de C. V. (CASA) is accounted for by the equity method, and is shown in the statement of income net of the amortization of the related goodwill.

         Other investments in shares of companies in which the company's interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

         j. Goodwill and negative goodwill

         The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) is amortized over twenty years.

         Negative goodwill is amortized over five years and resulted when Grupo Elektra acquired 94.3% of the Grupo SyR, S.A. de C.V. shares.

         k. Income tax (IT) and employees' statutory profit sharing (ESPS) -

         The company recognizes deferred tax effects by applying the income tax rate to all differences between book and tax values of assets and liabilities, and considering tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

         Deferred ESPS is calculated based on nonrecurring temporary differences between the book profit and the ESPS base.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                     ANNEX 2

         l. Labor obligations -

         Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the company's subsidiaries for their employees., are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

         Plan benefits are primarily based on employees' years of service, which the company estimates to be an average of 25 years, and on remuneration at retirement.

         Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

         m. Impairment of long-lived assets -

         The company periodically evaluates the carrying value of its fixed assets, goodwill and other intangible assets, to determine whether there are any impairment losses. No event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

         n. Transactions in foreign currencies and translation of foreign operations -

         Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet date, are charged or credited to income.

         The figures of the consolidated operations of the subsidiaries in Central and South America are translated as per the methology established in Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Subsidiaries". In accordance with the provisions of this statement, the figures of said subsidiaries are restated by applying inflation factors of the country of origin, converting the assets and liabilities (monetary and nonmonetary), as well as income and expenses, at the exchange rate in effect on the balance sheet date.

         o. Earnings per share -

         Earnings per share is computed in accordance with Statement B-14 "Earnings per Share", by dividing the net consolidated income by the weighted average number of shares outstanding during 2003 and 2002.

         p. Derivative financial instruments -

         Transactions with derivatives instruments are recognized in the balance sheet as either assets or liabilities at fair value at the end of each year.

         Gains and losses on forward currency exchange contracts, options and interest-rate swaps are recorded in income for the year and are included in the comprehensive financing cost. These financial instruments are valued at the end of the year as per

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                     ANNEX 2


         the same valuation criteria applied to the assets and liabilities covered.

         Gains and losses on derivative transactions involving instruments indexed to the company's stock are recorded in paid-in capital, as these transactions are carried out with the company's own shares. The interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in results for the year.

         The company does not enter into this kind of transactions for speculative purposes. The counterparties in these derivative transactions are normally major financial institutions which have granted loans to the company, thus, the risk of noncompliance by these institutions of agreed-upon commitments is very unlikely.

         q. Comprehensive income -

         Comprehensive income means the net income for the year, plus any items which, in accordance with other statements, must be recorded directly in stockholders' equity and are not capital contributions, reductions or disbursements.

         r.  Use of estimates -

         Preparation of financial statements in conformity with Mexican GAAP requires that management make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

         s. Recently issued accounting standards -

         In December 2001, the Mexican Institute of Public Accountants (MIPA) issued revised Statement C-8 "Intangible Assets", which supersedes Statement C-8. The provisions of this new statement are required to be applied as from January 1, 2003.

         Statement C-8 provides a clear definition of research and development costs, providing that only development costs may be deferred to a future period. Furthermore, Statement C-8 states that preoperating costs should be expensed as a period cost, cost, unless they can be classified as development costs. Statement C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be tested for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful life.

         In November 2001, the MIPA issued revised Statement C-9 "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments", which supersedes the original Statements C-9 and C-12. The provisions of this new statement are required to be applied beginning on January 1, 2003.

         Statement C-9 establishes a methodology for the valuation, presentation and disclosure of liabilities and provisions, as well as for the valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, this statement establishes guidelines for the recognition of liabilities and cancellation of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Statement C-9 states that all contingent liabilities whose realization is probable must be accounted for and disclosed in the financial statements, contingent liabilities whose realization is possible should not be accounted for in the financial statements, but must be disclosed, and contingent liabilities whose realization is remote should not

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                         Quarter:  3    Year:  2003
GRUPO ELEKTRA, S.A. DE C.V.

                        NOTES TO THE FINANCIAL STATEMENTS

                                     ANNEX 2


         be accounted for in the financial statements and need not to be disclosed. Statement C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the company's immediate needs or if the commitment is considered a contracted obligation.

         The adoption of Statement C-8 and C-9 is not expected to have a significant impact on the company's financial position and results of operations.

         NOTE 3 - RECONCILIATION BETWEEN NET INCOME AND EBITDA

                                                          3Q03         3Q02         2003         2002
                                                        -------      -------      -------      -------
Reported net income                                       301.8       (232.4)       723.7       (296.1)
                                                        -------      -------      -------      -------

Add (subtract): the following items:
     Minority interest                                      0.0          2.7          1.5          9.2
     Discontinued operations and extraordinary item       243.1        351.5
     Equity in (income) loss of affiliated companies      (27.2)        61.0        (23.8)       185.9
     Tax provision                                         86.2        163.9        304.5        456.9
     Comprehensive financing cost                         146.0        236.2        652.9        771.0
     Depreciation and amortization                        186.8        201.0        583.3        573.6
     Monetary loss recorded on revenues                     0.4         50.0         27.2        165.5
     Monetary gain recorded on cost                        (0.3)       (32.5)       (17.7)      (107.7)
                                                        -------      -------      -------      -------
                                                          392.0        925.4      1,528.1      2,405.9
                                                        -------      -------      -------      -------

Reported EBITDA                                           693.8        693.0      2,251.8      2,109.8
                                                        =======      =======      =======      =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                      Quarter:   3   Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                        BREAKDOWN OF INVESTMENT IN SHARES
                          (Thousands of Mexican Pesos)
                                     ANNEX 3

                                                                                                     TOTAL AMOUNT
                                                                                              ---------------------------
             NAME OF THE                    MAIN                 NUMBER          % OF         ACQUISITION       CURRENT
               COMPANY                   ACTIVITIES            OF SHARES       OWNERSHIP         COST           VALUE
             -----------                 ----------            -----------     ---------      -----------     -----------
ASSOCIATED COMPANIES

  1    COMUNICACIONES AVANZADAS,       HOLDING COMPANY             371,853        35.84           260,538         685,791
       S.A. DE C.V.
  2    TV AZTECA, S.A. DE C.V.         HOLDING COMPANY           7,522,716         0.40             7,523          52,057
  3    PROTEINAS POPULARES,            FOOD PRODUCTS            27,264,000        49.00            27,264          54,404
       S.A. DE C.V.
  4    GRUPO EMPRESARIAL ELEKTRA,      HOLDING COMPANY                 499         1.00                50          43,934
       S.A. DE C.V.
  5    GRUPO COTSA, S.A. DE C.V.       HOLDING COMPANY           1,923,129         0.63             4,162           6,819
  6    BANCA AZTECA, S.A.              FINANCIAL SERVICES      580,135,000       100.00           580,135         577,000
  7    AFORE AZTECA, S.A. DE C.V.      FINANCIAL SERVICES       55,500,000       100.00            55,500          39,190
  8    OTHER 4 COMPANIES                                               698           --           131,044         180,017
                                                                                              -----------     -----------
TOTAL INVESTMENT IN ASSOCIATED COMPANIES                                                        1,066,216       1,639,212
                                                                                              -----------     -----------
OTHER PERMANENT INVESTMENTS                                                                                            --
                                                                                                              -----------
TOTAL                                                                                                           1,639,212
                                                                                                              -----------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                        Quarter:   3  Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                               BANK DEBT BREAKDOWN
                          (Thousands of Mexican Pesos)
                                     ANNEX 5

                                                                                AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                                     DENOMINATED IN PESOS             WITH FOREIGN INSTITUTIONS
                                                     --------------------   -------------------------------------------------------
          CREDIT TYPE /   AMORTIZATION   INTEREST     UNTIL     MORE THAN   CURRENT   UNTIL    UNTIL    UNTIL    UNTIL      UNTIL
          INSTITUTION         DATE         RATE       1 YEAR     1 YEAR      YEAR    1 YEAR   2 YEARS  3 YEARS  4 YEARS   5 YEARS
          -----------     ------------   --------    -------    ---------   -------  ------   -------  -------  -------   ---------
UNSECURED DEBT

BBVA BANCOMER, S.A.         12/1/2003        6.75    150,000

SCOTIABANK INVERLAT, S.A.   12/8/2003        7.11    100,000

WESTDEUTSCHE LANDESBANK     10/8/2003        9.00                           165,450

ACCRUED INTEREST                                       1,278                    262
                                                     -------    ---------   -------  ------   -------  -------  -------   ---------
TOTAL                                                251,278           --   165,712      --        --       --       --          --
                                                     -------    ---------   -------  ------   -------  -------  -------   ---------

STOCK MARKET DEBT

PUBLIC INVESTORS             4/1/2008       12.00                                                                         3,033,250

CERTIFICADOS BURSATILES     4/15/2004        7.53    600,000

ACCRUED INTEREST                                         695
                                                     -------    ---------   -------  ------   -------  -------  -------   ---------
TOTAL                                                600,695           --        --      --        --       --       --   3,033,250

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                        Quarter:   3  Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                                CREDITS BREAKDOWN

                                     ANNEX 5



                                                                    DENOMINATED IN PESOS
                                                                    --------------------
          CREDIT TYPE /                  AMORTIZATION   INTEREST     UNTIL     MORE THAN
          INSTITUTION                        DATE         RATE       1 YEAR     1 YEAR
          ------------                   ------------   --------    -------    ---------
SUPPLIERS
LG ELECTRONICS DE MEXICO, S.A. DE C.V.                              297,657
MABE DE MEXICO, S. DE R.L. DE C.V.                                  288,321
FACTORING                                                           280,423
SAMSUNG ELECTRONICS, S.A. DE C.V.                                   272,992
SONY DE MEXICO, S.A. DE C.V.                                        261,200
VITROMATIC COMERCIAL, S.A. DE C.V.                                  171,505
PANASONIC DE MEXICO, S.A. DE C.V.                                   157,942
DAEWOO ELECTRONICS CORPORATION                                      106,645
RADIOMOVIL DIPSA, S.A. DE C.V.                                       74,863
LATINAMERICA
MULTITRADE INTERNATIONAL, S.A. DE C.V.                               61,883
GILAT SATELLITE
MOTOROLA
OTHER                                                                24,060
                                                                  ---------    ---------
TOTAL SUPPLIERS                                                   1,997,491           --

                                                  AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                                             WITH FOREIGN INSTITUTIONS
                                            -------------------------------------------------------
                                            CURRENT   UNTIL    UNTIL    UNTIL    UNTIL      UNTIL
                                             YEAR    1 YEAR   2 YEARS  3 YEARS  4 YEARS   5 YEARS
                                            -------  ------   -------  -------  -------   ---------
SUPPLIERS
LG ELECTRONICS DE MEXICO, S.A. DE C.V.
MABE DE MEXICO, S. DE R.L. DE C.V.
FACTORING
SAMSUNG ELECTRONICS, S.A. DE C.V.
SONY DE MEXICO, S.A. DE C.V.
VITROMATIC COMERCIAL, S.A. DE C.V.
PANASONIC DE MEXICO, S.A. DE C.V.
DAEWOO ELECTRONICS CORPORATION
RADIOMOVIL DIPSA, S.A. DE C.V.
LATINAMERICA                                 69,147
MULTITRADE INTERNATIONAL, S.A. DE C.V.
GILAT SATELLITE                              20,849
MOTOROLA                                     20,550
OTHER                                        15,324
                                            -------  ------   -------  -------  -------   ---------
TOTAL SUPPLIERS                             125,870      --        --       --       --          --

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                        Quarter:   3  Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.


                                CREDITS BREAKDOWN

                                     ANNEX 5

                                                                                AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
                                                     DENOMINATED IN PESOS             WITH FOREIGN INSTITUTIONS
                                                     --------------------   -------------------------------------------------------
          CREDIT TYPE /   AMORTIZATION   INTEREST     UNTIL     MORE THAN   CURRENT   UNTIL    UNTIL    UNTIL    UNTIL      UNTIL
          INSTITUTION         DATE         RATE       1 YEAR     1 YEAR      YEAR    1 YEAR   2 YEARS  3 YEARS  4 YEARS   5 YEARS
          -------------   ------------   --------    -------    ---------   -------  ------   -------  -------  -------   ---------
OTHER LIABILITIES

OTHER                                                211,638                 93,748            11,393
                                                   ---------    ---------   -------  ------   -------  -------  -------   ---------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS                                    211,638           --    93,748      --    11,393      --        --          --
                                                   ---------    ---------   -------  ------   -------  -------  -------   ---------

                                                   3,061,102           --   385,330      --    11,393       --       --   3,033,250
                                                   ---------    ---------   -------  ------   -------  -------  -------   ---------

NOTES:
THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS                            11.03
LEMPIRAS                                 17.82
QUETZALES                                 8.03
SOLES                                     3.48

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                      Quarter:   3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                      MONETARY POSITION IN FOREIGN EXCHANGE
                          (Thousands of Mexican Pesos)
                                     ANNEX 6

                                         U.S. DOLLARS                       OTHER CURRENCIES
                                 ----------------------------      ------------------------------      TOTAL
                                    THOUSANDS       THOUSANDS         THOUSANDS         THOUSANDS    THOUSANDS
FOREIGN MONETARY POSITION        OF U.S. DOLLARS    OF PESOS       OF U.S. DOLLARS      OF PESOS     OF PESOS
-------------------------        ---------------    ---------      ---------------      ---------    ---------
TOTAL ASSETS                        209,112         2,306,503           27,599           304,417     2,610,920

TOTAL LIABILITIES                   299,762         3,306,369           11,206           123,603     3,429,972

SHORT-TERM LIABILITIES               23,729           261,726           11,206           123,603       385,329

LONG-TERM LIABILITIES               276,033         3,044,643                                        3,044,643
                                    -------         ---------           ------           -------     ---------
NET BALANCE                         (90,650)         (999,866)          16,393           180,814      (819,052)
                                    -------         ---------           ------           -------     ---------


NOTES:

THE EXCHANGE RATES PER USD USED WERE:

MEXICAN PESOS                         11.03
LEMPIRAS                              17.82
QUETZALES                              8.03
SOLES                                  3.48

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                      Quarter:   3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                          (Thousands of Mexican Pesos)
                                     ANNEX 7

                       MONETARY        MONETARY          MONETARY            MONTHLY          GAIN
  MONTH                 ASSETS        LIABILITIES        POSITION           INFLATION        (LOSS)
  -----               ---------       -----------       ---------           ---------       --------
JANUARY               5,960,406        8,351,507        2,391,101             0.40            9,666

FEBRUARY              4,847,092        7,410,122        2,563,030             0.28            7,120

MARCH                 5,210,513        7,027,727        1,817,214             0.63           11,471

APRIL                 4,723,576        7,217,307        2,493,731             0.17            4,257

MAY                   5,608,408        7,324,116        1,715,708             0.32           (5,536)

JUNE                  4,967,076        7,333,670        2,366,594             0.08            1,955

JULY                  4,756,424        6,960,713        2,204,289             0.14            3,195

AUGUST                4,728,860        7,083,103        2,354,243             0.30            7,062

SEPTEMBER             4,720,506        6,628,423        1,907,917             0.58           11,030

RESTATEMENT                                                   --                                477

CAPITALIZATION                                                --                                 --

FOREIGN CORP                                                  --                                 --

OTHER                                                         --                                 --
                                                                                             ------
TOTAL                                                                                        50,697
                                                                                             ------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                     Quarter:   3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

               BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

                                     ANNEX 8

               FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES


NOT APPLICABLE


                   CURRENT SITUATION OF FINANCIAL LIMITATIONS


NOT APPLICABLE



                   BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                    Quarter:    3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9

    PLANT OR                ECONOMIC          PLANT        UTILIZATION
     CENTER                 ACTIVITY         CAPACITY          %
    --------                --------         --------      -----------

NOT APPLICABLE



NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITY IS PERFORMED THROUGH ITS MORE THAN 800 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                     Quarter:   3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                    ANNEX 10

                                                                       COST OF
                     MAIN                      MAIN                  PRODUCTION
    DOMESTIC       SUPPLIERS     IMPORTED    SUPPLIERS    DOMESTIC      (%)
    --------       ---------     --------    ---------    --------   ----------
NOT APPLICABLE


NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                       Quarter:  3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                          SALES DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES
                                    ANNEX 11

                         TOTAL PRODUCTION        NET SALES                               MAIN
      MAIN               ----------------    ----------------------    MARKET      ----------------------
    PRODUCTS             VOLUME    AMOUNT    VOLUME        AMOUNT     SHARE (%)   TRADEMARKS   COSTUMERS
    --------             ------    ------    ------      ----------    ---------   ----------   ---------
VIDEO                                           914       1,814,287
REFRIGERATORS                                   368       1,177,608
MARK-UP                                          --       1,041,507
AUDIO                                           538         981,015
WASHERS AND DRYERS                              369         916,456
SMALL APPLIANCES                              1,262         748,474
TELEPHONES                                      452         514,435
STOVES AND GRILLS                               293         488,338
MATTRESSES                                      353         374,676
BEDS AND BUNK BEDS                              281         372,191
ENTERTAINMENT GAMES                             196         302,911
COMPUTERS                                       187         273,489
DINING SETS                                     193         264,212
LIVING ROOM FURNITURE                            62         223,401
CUPBOARDS                                       162         222,641
MONEY TRANSFERS                                  --         198,243
BEDROOM FURNITURE                                47         191,402
AIR CONDITIONERS                                179         189,625
OTHER                                            --         186,249
BYCICLES                                        157         176,216
DINING ROOM FURNITURE                            43         161,103
SEWING MACHINES                                  88         152,279
EXTENDED WARRANTIES                              --         138,708
BOX SPRING                                       82          96,393
WARDROBES                                        37          53,789
BOOKCASES                                        48          39,649
KITCHENS                                          7          38,978
PHOTO DEVELOPING                                275          36,591
TABLES                                          109          32,226
TYPEWRITING MACHINES                             31          29,622
KITCHEN BELLS                                    14           6,851
CHAIRS                                           10           3,934
VACUUM CLEANERS                                   2             245
                                                         ----------
TOTAL                                                    11,447,744
                                                         ----------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                      Quarter:   3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                          SALES DISTRIBUTION BY PRODUCT
                                  FOREIGN SALES
                                    ANNEX 11


                         TOTAL PRODUCTION         NET SALES                               MAIN
      MAIN               ----------------    -------------------                   ----------------------
    PRODUCTS             VOLUME    AMOUNT    VOLUME     AMOUNT      DESTINATION   TRADEMARKS   COSTUMERS
    --------             ------    ------    ------   ----------    -----------    ----------   ---------
OTHER SALES                                              695,669    LATINAMERICA
MONEY TRANSFERS                                          300,206    UNITED STATES
PENALTY INTEREST                                          15,967    LATINAMERICA
EXTENDED WARRANTIES                                        5,360    LATINAMERICA





                                                       ---------
TOTAL                                                  1,017,202
                                                       ---------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ELEKTRA                       Quarter:    3  Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                            ANALYSIS OF CAPITAL STOCK

                          FEATURES OF THE COMMON SHARES

                                                NUMBER OF SHARES                             CAPITAL STOCK
                                -----------------------------------------------------     (THOUSANDS OF PESOS)
             FACE    CURRENT       FIXED       VARIABLE                      FREE         -------------------
SERIES      VALUE    COUPON       PORTION       PORTION     MEXICAN      SUBSCRIPTION      FIXED     VARIABLE
------     -------   -------    -----------    --------    ----------    ------------     -------    --------
ONLY       2.30500        --    239,596,245                78,222,947     161,373,298     552,221

TOTAL                           239,596,245          --    78,222,947     161,373,298     552,221          --

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
                239,596,245

SHARES PROPORTION BY:
          CPOSs:
          UNITS:
          ADRs:
          GDRs:
          ADSs:
          GDSs:

                             REPURCHASED OWN SHARES

                        NUMBER             AVERAGE COST          MARKET PRICE
       SERIES          OF SHARES          OF REPURCHASE       AT END OF QUARTER
       ------          ---------          -------------       -----------------
       ONLY            5,486,940             39.98000              38.09000

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                     Quarter:    3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

                              PROJECTS INFORMATION

                                    ANNEX 13

NOT APPLICABLE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                       Quarter:   3   Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

    TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS
                             OF FOREIGN SUBSIDIARIES
                      INFORMATION RELATED TO STATEMENT B-15
                                    ANNEX 14

NOT APPLICABLE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA                      Quarter:   3    Year:    2003
GRUPO ELEKTRA, S.A. DE C.V.

   DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

         We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.


  /s/  JAVIER SARRO CORTINA                        /s/  RODRIGO PLIEGO ABRAHAM
  -------------------------                        ---------------------------
  LIC. JAVIER SARRO CORTINA                        ING. RODRIGO PLIEGO ABRAHAM
   CHIEF EXECUTIVE OFFICER                          CHIEF FINANCIAL OFFICER


                         MEXICO CITY AT OCTOBER 23, 2003